www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Clariant

June 13, 2007

Media Release

Clariant International Ltd

Clariant announces Key Senior Management Appointments; Changes Strengthen Commitment to World-Class Performance

- **Two of four divisions - PA and TLP - to be led by externally-recruited executives**
- **Head of Group Technology to retire by year-end; search for replacement underway**
- **Increased focus on people management; Human Resources head promoted to Board of Management**
- **New head of Group Communications to be appointed**
- **New head of Group Legal appointed**
- **Head of Group Operational Excellence appointed**
- **Dedicated head for Region Europe appointed**

MUTTENZ, Switzerland, June 13, 2007 – Clariant today announced a comprehensive series of senior management appointments to strengthen its commitment to achieving World-Class Performance.

The appointments create a leadership team that blends highly experienced, long-standing Clariant executives with outside talent, all of whom have excellent track records in driving change and achieving outstanding results. This also marks a major step forward in developing a culture characterized by a customer and market orientation, entrepreneurship, innovation and strong accountability.

"Our strategic direction is the right one and we are making progress toward achieving our goals," Clariant CEO Jan Secher said. "To further accelerate our progress, I have made several key appointments to strengthen the team and to deliver on our promises."

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New Board of Management

To lead the Textile, Leather & Paper Chemicals Division, the company has appointed Philippe Royer, who will take up his duties on July 1st. Mr. Royer, a French national, has spent most of the past decade as head of several business units for the global aluminium group Alcoa.

To lead the Pigments & Additives Division, the company has appointed Okke Koo, who will take up his duties on August 1st. Mr. Koo, a Dutch national, was until recently the chief executive of Avebe, a Netherlands based starch manufacturer, with offices in 20 countries and approximately 2,000 employees.

In recognition of the vital importance of people management and of further developing a world-class performance culture, the Human Resources function will become a Board of Management-level position on July 1st and will continue to be led by Johann Steiner.

Current Board of Management Members

Patrick Jany, Chief Financial Officer, Siegfried Fischer, head of the Functional Chemicals, Dominik von Bertrab, head of Masterbatches, and Peter Brandenberg, head of Services and International Coordination, will remain in their current roles on the Board of Management.

In Group Technology, which includes driving and coordinating Research and Development, the current head, Hartmut Wiezer, will be retiring at the end of the year after a long and successful career with the company. Mr. Wiezer will continue to be involved as a consultant to Clariant for selected key projects. Clariant has started its search for a new head of Group Technology and expect to make an appointment toward the end of the year. "We are grateful to Hartmut for his many strong contributions to the company and look forward to his continued support," Mr. Secher said.

Peter Piringer, currently the head of the Textile, Leather & Paper Chemicals Division and Uwe Nickel, currently the head of the Pigments & Additives Division will be leaving the company after short transition periods to pursue their careers outside of Clariant. The Board of Directors and Mr. Secher would like to extend their gratitude to Messrs. Piringer and Nickel for many years of valuable contribution and dedication to the company and wish them the very best for the future.

New Head of Group Communications

Walter Vaterlaus, head of Group Communications, will be leaving Clariant in August to take up a position outside of Clariant. His replacement will be named shortly.

New Head of Group Legal

Andreas Walde has been appointed Head of Legal, replacing Herbert Wohlmann, who will be retiring on September 1st after nearly four decades of distinguished service to the company, for which the Board and Mr. Secher would like to express their sincere gratitude. Mr. Walde has served as legal counsel to Clariant since 1998.

Appointments for Group Operational Excellence and Europe

Renaud Spitz has been appointed head of the newly formed Group Operational Excellence (GOE) reporting to the CEO. The GOE team is focused on supporting and enhancing change management initiatives and continuous improvement processes across the company. Mr. Spitz has until recently been Country President for France, a role that will be taken by Arnaud Frete.

To enable Clariant to manage its European businesses in an increasingly cohesive and efficient manner, Hans Schmidt, currently Country President for Germany, has been appointed as Region President Europe, reporting to Peter Brandenberg. Henri Schloemer, currently head of Finance and Administration for Germany, will take over as Country President for Germany.

"I am convinced that this substantially strengthened team will enable Clariant to compete successfully with the very best in our industry," Mr. Secher said. "

- End of Release -

Calendar of Corporate Events

August 2, 2007	First Half 2007 Results
November 7, 2007	Nine Month 2007 Results
February 14, 2008	Full Year 2007 Results
April 10, 2008	Annual General Meeting

Contacts

Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
	Phone	+41 61 469 67 48
Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58

END